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                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549
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                                SCHEDULE 14D-1

                            TENDER OFFER STATEMENT
                         PURSUANT TO SECTION 14(D)(1)
                    OF THE SECURITIES EXCHANGE ACT OF 1934

                              DH TECHNOLOGY, INC.
                           (NAME OF SUBJECT COMPANY)

                          AX ACQUISITION CORPORATION
                                      AND
                                  AXIOHM S.A.
                                   (BIDDER)

                        COMMON STOCK, WITHOUT PAR VALUE
                        (TITLE OF CLASS OF SECURITIES)

                                   23290610
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                               MR. PATRICK DUPUY
                          BP 675-1 A 9, RUE D'ARCUEIL
                         92542 MONTROUGE CEDEX, FRANCE
                             011-33-1-47-46-78-02
  (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICES
                    AND COMMUNICATIONS ON BEHALF OF BIDDER)

                                   COPY TO:
                               HELEN R. FRIEDLI
                            MCDERMOTT, WILL & EMERY
                            227 WEST MONROE STREET
                            CHICAGO, IL 60606-5096

                           CALCULATION OF FILING FEE

 TRANSACTION VALUATION $175,000,000*          AMOUNT OF FILING FEE $35,000

[_]Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: _______________________________________________________
Form or Registration No.: _____________________________________________________
Filing Party: _________________________________________________________________
Date Filed: ___________________________________________________________________

* NOTE: The Transaction Value is calculated by multiplying $25, the net per share tender offer price, by 7,000,000 (the "Maximum Number") of outstanding shares of Target Common Stock which bidder is offering to purchase.

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CUSIP NO. 23290610

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
  1. Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person
     AX Acquisition Corporation
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     Check the Appropriate Box if a Member of a Group (See
  2. Instructions)                                                       (a)[X]
                                                                         (b)[_]
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  3. SEC Use Only
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  4. Source of Funds (See Instructions)
     BK
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     Check Box if Disclosure of Legal Proceedings is Required Pursuant
  5. to Items 2(e) or 2(f)                                               [_]
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  6. Citizenship or Place of Organization
     California
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  7. Aggregate Amount Beneficially Owned by Each Reporting Person
     None
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     Check if the Aggregate Amount in Row (7) Excludes Certain Shares
  8. (See Instructions)                                                  [_]
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  9. Percent of Class Represented by Amount in Row (7)
     0%
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 10. Type of Reporting Person (See Instructions)
     CO
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

CUSIP NO. 23290610

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
  1. Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person
     Axiohm S.A.
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     Check the Appropriate Box if a Member of a Group (See
  2. Instructions)                                                       (a)[X]
                                                                         (b)[_]
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  3. SEC Use Only
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  4. Source of Funds (See Instructions)
     BK
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     Check Box if Disclosure of Legal Proceedings is Required Pursuant
  5. to Items 2(e) or 2(f)                                               [_]
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  6. Citizenship or Place of Organization
     France
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  7. Aggregate Amount Beneficially Owned by Each Reporting Person
     None
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     Check if the Aggregate Amount in Row (7) Excludes Certain Shares
  8. (See Instructions)                                                  [_]
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  9. Percent of Class Represented by Amount in Row (7)
     0%
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 10. Type of Reporting Person (See Instructions)
     CO
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

  This Tender Offer Statement on Schedule 14D-1 (this "Statement") relates to the offer by AX Acquisition Corporation, a California corporation ("Purchaser") and an indirect wholly owned subsidiary of Axiohm S.A., a French corporation ("Parent"), to purchase not less than 6,500,000 (representing 81.3% of the outstanding Common Stock of DH Technology, Inc. as of July 11,
1997) and not more than 7,000,000 (representing 87.6% of the outstanding Common Stock of DH Technology, Inc. as of July 11, 1997) shares of Common Stock, without par value (the "Shares"), of DH Technology, Inc., a California corporation (the "Target"), at a price of $25 per Share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in Purchaser's Offer to Purchase dated July 16, 1997 (the "Offer to Purchase") and in the related Letter of Transmittal (which together with any supplements or amendments thereto collectively constitute the "Offer"), copies of which are attached hereto as Exhibits (a)(1) and (a)(2), respectively.

ITEM 1. SECURITY AND SUBJECT COMPANY.

  (a) The name of the subject company is DH Technology, Inc., a California corporation, which has its principal executive offices at 15070 Avenue of Science, San Diego, California 92128.

  (b) The class of equity securities being sought is no less than 6,500,000 (representing approximately 81.3% of the outstanding Common Stock of Target as of July 11, 1997) and no more than 7,000,000 (representing approximately 87.6% of the outstanding Common Stock of Target as of July 11, 1997) shares of Common Stock, without par value, of Target. The information set forth in "Introduction" and "The Offer--Terms of the Offer, Proration and Expiration Date" and "The Offer--Certain Conditions of the Offer" of the Offer to Purchase is incorporated herein by reference.

  (c) The information concerning the principal market in which the Shares are traded and certain high and low sales prices for the Shares in such principal market set forth in "The Offer--Price Range of the Shares and Dividends" of the Offer to Purchase is incorporated herein by reference.

ITEM 2. IDENTITY AND BACKGROUND.

  (a)-(d) and (g) This Statement is filed by Purchaser and Parent. The information concerning the name, state or other place of organization, principal business and address of the principal office of each of Purchaser and Parent, and the information concerning the name, business address, present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment or occupation is conducted, material occupations, positions, offices or employments during the last five years and citizenship of each of the executive officers and directors of Purchaser and Parent are set forth in the "Introduction," "The Offer--Certain Information Concerning Purchaser and Parent; Relation to Target" and Annex A of the Offer to Purchase and is incorporated herein by reference.

  (e) and (f) During the last 5 years, none of Purchaser or Parent, and, to the best knowledge of Purchaser and Parent, none of the persons listed in Annex A of the Offer to Purchase has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

ITEM 3. PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS WITH THE SUBJECT COMPANY.

  (a) There have been no transactions which would be required to be disclosed under this Item 3(a) between any of the Purchaser, the Parent or, to the best knowledge of the Purchaser and the Parent, any of the persons listed in Annex A to the Offer to Purchase and Target or any of its executive officers, directors or affiliates.

  (b) The information set forth in "Introduction," "The Offer--Certain Information Concerning Purchaser and Parent; Relation to Target," "The Offer-- Purpose of the Offer, the Axiohm Exchange, the Acquisition of Purchaser and the Merger" and "The Offer--Background of the Offer" of the Offer to Purchase is incorporated herein by reference.

ITEM 4. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

  (a)-(c) The information set forth in "The Offer--Source and Amount of Funds" of the Offer to Purchase is incorporated herein by reference.

ITEM 5. PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE BIDDER.

  (a)-(e) The information set forth in "Introduction," "The Offer--Background of the Offer," "The Offer--Purpose of the Offer, the Axiohm Exchange, the Acquisition of Purchaser and the Merger" and "The Offer-- Operations after the Offer, the Axiohm Exchange, the Acquisition of Purchaser and the Merger" of the Offer to Purchase is incorporated herein by reference.

  (f) and (g) The information set forth in "The Offer--Effect of the Offer on the Market for Target's Common Stock, Stock Quotation, Exchange Act Registration and Margin Securities" and "The Offer--Certain Information Concerning Purchaser and Parent; Relation to Target" of the Offer to Purchase is incorporated herein by reference.

ITEM 6. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

  (a) and (b) The information set forth in "The Offer--Certain Information Concerning Purchaser and Parent; Relation to Target" of the Offer to Purchase and Annex A of the Offer to Purchase is incorporated herein by reference.

ITEM 7. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SUBJECT COMPANY'S SECURITIES.

  Except as set forth in the Offer to Purchase, none of the Purchaser, the Parent, nor, to the best knowledge of the Purchaser or the Parent, any of the persons listed in Annex A to the Offer to Purchase, has any contract, arrangement, understanding or relationship with any other person with respect to any securities of Target (including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or the voting of any such securities, joint venture, loan or option arrangements, puts or calls, guaranties of loans, guaranties against loss or the giving or withholding of proxies). See "The Offer--Certain Information Concerning Target" and "The Offer--Source and Amount of Funds" of the Offer to Purchase.

ITEM 8. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

  The information set forth in "Introduction" and "The Offer--Fees and Expenses" of the Offer to Purchase is incorporated herein by reference.

ITEM 9. FINANCIAL STATEMENTS OF CERTAIN BIDDERS.

  The information set forth in "The Offer--Certain Information Concerning Purchaser and Parent; Relation to Target," "The Offer--Operations After the Offer, the Axiohm Exchange, the Acquisition of Purchaser and the Merger" and "Annex B--Consolidated Financial Information of Parent for the Years Ended December 31, 1996 and 1995" of the Offer to Purchase is incorporated herein by reference.

ITEM 10. ADDITIONAL INFORMATION.

  (a) The information set forth in "Introduction," "The Offer--Background of the Offer," "The Offer-- Certain Information Concerning Purchaser and Parent; Relation to Target," "The Offer--Purpose of the Offer, the Exchange Offer, the Acquisition of Purchaser and the Merger," "The Offer--Certain Information Concerning Target," "The Offer--Certain Information Concerning Purchaser and Parent; Relation to Target" and "The Offer--Operations after the Offer, the Axiohm Exchange, the Acquisition of Purchaser and the Merger" of the Offer to Purchase is incorporated herein by reference.

  (b)-(c) The information set forth in "The Offer--Certain Legal Matters and Regulatory Approvals" of the Offer to Purchase is incorporated herein by reference.

  (d) The information set forth in "The Offer--Effect of the Offer on the Market for Target's Common Stock, Stock Quotation, Exchange Act Registration and Margin Securities" of the Offer to Purchase is incorporated herein by reference.

  (e) To the best knowledge of the Purchaser and the Parent, no such proceedings are pending or have been instituted.

  (f) The information set forth in the Offer to Purchase, Letter of Transmittal and the Agreement and Plan of Merger, dated as of July 14, 1997, among Parent, Purchaser and Target, copies of which are attached hereto as Exhibits (a)(1), (a)(2) and (c)(1), is incorporated herein by reference.

ITEM 11. MATERIAL TO BE FILED AS EXHIBITS.

  (a)(1) Form of Offer to Purchase dated July 16, 1997

  (a)(2) Form of Letter of Transmittal

  (a)(3) Form of Notice of Guaranteed Delivery

  (a)(4) Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Nominees

  (a)(5) Form of Letter from Brokers, Dealers, Commercial Banks, Trust Companies and Nominees to Clients

  (a)(6) Form of Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9

  (a)(7) Form of Summary Advertisement dated July 16, 1997.

  (a)(8) Press Release issued by Parent and Target on July 15, 1997.

  (b)Not applicable

  (c)(1) Agreement and Plan of Merger, dated as of July 14, 1997, among Parent, Purchaser and Target

  (c)(2) Employment Agreement between DH Technology, Inc. and William H. Gibbs, included as an annex to Item (c)(1) above.

  (c)(3) Employment Agreement between DH Technology, Inc. and Walter S. Sobon, included as an annex to Item (c)(1) above.

  (d)None

  (e)Not applicable

  (f)None

  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

July 16, 1997

                                          AX ACQUISITION CORPORATION

                                             /s/ Patrick Dupuy
                                          By: _________________________________
                                             Patrick Dupuy, President

                                          AXIOHM S.A.
                                             /s/ Patrick Dupuy
                                          By: _________________________________
                                             Patrick Dupuy, Chairman

                                 EXHIBIT INDEX

                                                                    PAGE IN
                                                                    SEQUENTIAL
 EXHIBIT                                                            NUMBERING
 NO.     DESCRIPTION                                                SYSTEM
 ------- -----------                                                ----------
 (a)(1)  Form of Offer to Purchase dated July 16, 1997
 (a)(2)  Form of Letter of Transmittal
 (a)(3)  Form of Notice of Guaranteed Delivery
         Form of Letter to Brokers, Dealers, Commercial Banks,
 (a)(4)  Trust Companies and Nominees
         Form of Letter from Brokers, Dealers, Commercial Banks,
 (a)(5)  Trust Companies and Nominees to Clients
 (a)(6)  Form of Guidelines for Certification of Taxpayer
         Identification Number on Substitute Form W-9
 (a)(7)  Form of Summary Advertisement dated July 16, 1997
         Press Release issued by Parent and Target on July 15,
 (a)(8)  1997
 (b)     Not applicable
 (c)(1)  Agreement and Plan of Merger, dated as of July 14, 1997, among Parent, Purchaser and Target
 (c)(2)  Employment Agreement between DH Technology, Inc. and
         William H. Gibbs, included as an annex to Item (c)(1)
         above.
 (c)(3)  Employment Agreement between DH Technology Inc. and
         Walter S. Sobon, included as an annex to Item (c)(1)
         above.
 (d)     None
 (e)     Not applicable
 (f)     None